Exhibit 99.1

Puhui Wealth Investment Management Co. Ltd. Announces Financial Results

for the Fiscal Year Ended June 30, 2019

Beijing, China – October 30, 2019 – Puhui Wealth Investment Management Co., Ltd. (Nasdaq: PHCF) (“Puhui” or the “Company”), a third-party wealth management service provider with a focus on wealth management services for high net worth (“HNW”) individuals and corporate clients, today announced its financial results for the year ended June 30, 2019. The Company will file these results today on Form 20-F with the Securities and Exchange Commission, which can be viewed at www.sec.gov. All amounts in this press release are in USD unless otherwise noted.

Financial and Operating Highlights

●	Total revenues for the year ended June 30, 2019 were $3.2 million, a decrease from the prior year due to lower one-time fees. The Company implemented a proactively conservative investment strategy on behalf of its clients in the first half of calendar 2019 due to uncertainty in the macroeconomic outlook for the year.

●	The Company continues to maintain a sizable client base. As of June 30, 2019, 990 high-net worth individuals (“HNW”) have transacted with the company.

●	As of June 30, 2019, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately $23.0 million under management.

●	Current financial products consist of 25 financial products, four of which are self-developed and 21 are issued by third-party institutions.

●	Continued to expand its strategic cooperation with a well-known investment manager, Yingke Innovation Asset Management Co., Ltd. (“Yingke”).

●	Puhui had approximately $2.0 million of cash and approximately $7.4 million of working capital as of June 30, 2019.

Mr. Zhe Ji, the Chairman and CEO of the Company, stated, “Puhui continued to service a greater total number of high net worth clientele despite challenges in the macro-economic environment that impacted our financial results for the year, particularly in the first half of calendar 2019. This uncertainty was due to a variety of factors, including a slowdown in growth, rising deflationary pressure, and trade concerns driven by geo-political concerns. This led to general credit tightening throughout the domestic China market, however we have seen this alleviate in recent months as credit growth has accelerated. Our service is predicated on providing prudent financial counsel to individual clients and building a loyal client base with long-term relationships. During uncertain times in the market, we feel that this represents an opportunity for Puhui to distinguish itself from competitors. With access to global markets as a public company, we believe Puhui is well-positioned to diversify its product offering for HNW clientele. We remain focused on utilizing our existing partnerships, such as with Yingke, to provide access to a broader base of investors where we can prove that our long-term investment philosophy can gain traction over time.”

Market Commentary

Mr. Ji continued, “We remain very bullish on the long-term indicators surrounding China’s wealth management industry, along with Puhui’s position as a versatile manager able to provide comprehensive products and services at a competitive rate for a broad audience. According to Credit Suisse’s Global Wealth Report 2019, the world’s wealthiest 10% hold assets over USD $109,400, with over 100 million individuals who make that threshold residing in China (and is the fastest growing globally). Our target customer base are HNW individuals averaging over USD $200,000. We believe the long-term drivers remain strong and our focus on middle-class family investment through diversified products leave the Company well positioned.”

Financial Review

Wealth Management

●	Since fiscal year 2017, Puhui’s core business has been the marketing of financial products to high-net-worth clients and small and medium enterprises in China. As a growing independent wealth management service provider, the Company maintains a sizable client base, consisting of 990 clients as of June 30, 2019 (282 of which have purchased products the Company markets more than once).

Asset Management

●	Starting in June 2017, Puhui also launched its in-house asset management business. As of June 30, 2019, the Company’s subsidiary served as manager or general partner of four funds with an aggregate of approximately US$23.0 million under management.

Revenues

●	The Company categorizes revenues into third party revenues and related party revenues. Related party revenues consist primarily of recurring management fees paid by limited partnership funds where the Company serves as general partner.

●	Overall, total revenues were $3.2 million for the year ended June 30, 2019, compared to $4.1 million in the prior year. The overall decrease was mainly due to a decrease in one-time commissions driven by the Company maintaining a cautious approach with its HNW clients due to uncertainty in the macroeconomic outlook in fiscal year 2019.

Cost of Revenues

●	Puhui’s cost of revenues consist of compensation paid to financial product development team members along with benefits. The Company’s cost of revenues were $316,718 and $367,548 for the years ended June 30, 2019 and 2018, respectively. Cost of revenues remained largely consistent from year to year.

Operating Expense

●	The Company’s operating expense increased to $5.7 million from $3.8 million in the prior year, largely due to an increase in salaries, rent and professional fees associated with public company costs, business expansion, and consulting fees.

Net Loss

●	Net loss for the year ended June 30, 2019 was $3.1 million, as compared to net income of $125,827 for the prior year, largely due to the higher operating expenses detailed above.

Liquidity and Capital Resources

●	The Company has historically financed its operations primarily through cash flows from operations, additional capital contributions from shareholders and short-term advances from related parties.

●	For the year ended June 30, 2019, the Company received approximately $8.0 million, net of expenses, from issuance of ordinary shares from its Nasdaq IPO.

●	The Company had approximately $2.0 million of cash and approximately $7.4 million of working capital as of June 30, 2019 and believes its current working capital is sufficient to support operations for the next twelve months.

About Puhui Wealth Investment Management Co., Ltd.

Headquartered in Beijing, China, Puhui is a third-party wealth management service provider focusing on marketing financial products (including private equity and other diversified products and services) to, and managing funds for, individuals and corporate clients in the PRC. On December 27, 2018, the Company’s ordinary shares were listed and began trading listed on the Nasdaq Capital Market (ticker: PHCF).

Additional information about Puhui can be found at the Company’s corporate website: www.puhuiwealth.com.

Forward Looking Statements

This news release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that indicate future events or trends or are not statements of historical matters. These statements are based on our management’s current expectations and beliefs, as well as a number of assumptions concerning future events.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside of our control and all of which could cause actual results to differ materially from the results discussed in the forward-looking statements. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Factors that could cause actual results to differ materially from those expressed or implied in forward-looking statements can be found in our reports filed with the Securities and Exchange Commission, which are available, free of charge, on the SEC’s website at www.sec.gov.

Investor Relations:

The Equity Group Inc.	In China
Adam Prior	Lucy Ma
(212) 836-9606	+86 10 5661 7012
aprior@equityny.com	lma@equityny.com

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the Years Ended June 30,
	2019	2018
REVENUES
Revenues	$3,072,809	$2,808,346
Revenues - related parties	129,122	1,351,515
Sales taxes	(21,297)	(20,680)
Total revenues	3,180,634	4,139,181

OPERATING EXPENSES
Cost of revenues	(316,718)	(367,548)
Selling expenses	(2,005,367)	(1,500,572)
General and administrative expenses	(3,421,412)	(1,888,310)
Impairment loss	(5,628)	(78,984)
Total operating expenses	(5,749,125)	(3,835,414)

(LOSS) INCOME FROM OPERATIONS	(2,568,491)	303,767

OTHER INCOME (EXPENSES)
Interest income	62,967	11,526
Other finance expenses	(206,081)	(128,112)
Other income (expenses), net	808	86,966
Total other expenses, net	(142,306)	(29,620)

(LOSS) INCOME BEFORE INCOME TAXES	(2,710,797)	274,147

PROVISION (BENEFIT) FOR INCOME TAXES
Current	11,803	298,935
Deferred	380,302	(150,615)
Total income tax provision	392,105	148,320

NET (LOSS) INCOME	(3,102,902)	125,827

Less: Net loss attributable to noncontrolling interests	(645,716)	(349,519)

NET (LOSS) INCOME ATTRIBUTABLE TO PUHUI WEALTH	$(2,457,186)	$475,346

NET (LOSS) INCOME	$(3,102,902)	$125,827

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	(271,194)	(34,199)

COMPREHENSIVE (LOSS) INCOME	$(3,374,096)	$91,628

Less: Comprehensive loss attributable to noncontrolling interests	(672,272)	(350,314)

COMPREHENSIVE (LOSS) INCOME ATTRIBUTABLE TO PUHUI WEALTH	$(2,701,824)	$441,942

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES
Basic and diluted	10,793,017	10,000,000

EARNINGS PER SHARE
Basic and diluted	$(0.23)	$0.05

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	June 30,
	2019	2018
ASSETS
CURRENT ASSETS
Cash	$2,004,625	$4,809,040
Short-term investments	706,226	1,101,317
Accounts receivable	1,853,041	1,673,764
Accounts receivable - related parties	1,013,135	1,051,718
Other receivables	213,252	206,831
Loans receivable - related party	1,647,858	-
Prepaid expenses	1,278,133	265,138
Deferred offering costs	-	700,094
Total current assets	8,716,270	9,807,902

PROPERTY AND EQUIPMENT, NET	223,385	135,682

OTHER ASSETS
Long-term security deposits	384,860	-
Acquisition prepayment	2,447,259	416,761
Intangible asset, net	10,241	-
Long-term prepaid expenses	2,247,872	-
Deferred tax assets, net	347,195	782,911
Total other assets	5,437,427	1,199,672

Total assets	$14,377,082	$11,143,256

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Customer deposits	$-	$250,529
Other payables and accrued liabilities	808,328	677,215
Other payables - related party	-	196,300
Deferred revenues	227,622	303,637
Taxes payable	10,512	356,440
Current portion of long-term debt	315,983	302,001
Total current liabilities	1,362,445	2,086,122

LONG-TERM DEBT	1,206,565	1,208,003

Total liabilities	2,569,010	3,294,125

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Preferred shares, $0.001 par value, 1,000,000 shares authorized, 0 shares issued and outstanding as of June 30, 2019 and June 30, 2018	-	-
Ordinary shares, $0.001 par value, 49,000,000 shares authorized, 11,507,558 and 10,000,000 shares issued and outstanding as of June 30, 2019 and June 30, 2018, respectively	11,508	10,000
Additional paid-in capital	21,911,045	14,613,119
Accumulated deficit	(9,221,341)	(6,764,155)
Accumulated other comprehensive loss	(251,958)	(7,320)
Total shareholders’ equity attributable to controlling shareholders	12,449,254	7,851,644

Noncontrolling interests	(641,182)	(2,513)

Total shareholders’ equity	11,808,072	7,849,131

Total liabilities and shareholders’ equity	$14,377,082	$11,143,256

PUHUI WEALTH INVESTMENT MANAGEMENT CO., LTD AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended June 30,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net (loss) income	$(3,102,902)	$125,827
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	135,939	78,514
Loss on disposal of property and equipment	78	280
Impairment loss on equity security	5,628	78,984
Loss from disposal of subsidiaries	32,641	-
Deferred tax provision (benefits)	380,302	(150,615)
Change in operating assets and liabilities
Accounts receivable	(242,674)	(1,332,431)
Accounts receivable - related parties	-	(1,070,648)
Other receivables	(402,174)	114,479
Prepaid expenses	(932,928)	(139,496)
Long-term prepaid expenses	(2,248,912)	-
Customer deposit received (returned)	(233,541)	968,426
Other payables and accrued liabilities	156,724	177,776
Other payables - related party	(190,666)	199,834
Deferred revenues	(65,413)	309,102
Taxes payable	(426,597)	319,696
Net cash (used in) provided by operating activities	(7,134,495)	(320,272)

CASH FLOWS FROM INVESTING ACTIVITIES:
Proceeds from sales of short-term invesements	365,462	-
Purchases of short-term investments	(24,347)	(1,913,794)
Loans receivable to related party	(1,661,514)	-
Acquisition prepayment	(2,042,460)	-
Purchases of property and equipment	(159,514)	(132,998)
Proceeds from sale of property and equipment	990	3,536
Purchase of intangible asset	(12,644)	-
Net cash (used in) provided by investing activities	(3,534,027)	(2,043,256)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of deferred offerring costs	-	(712,696)
Payment of acquisition deposit	-	(424,263)
Capital contribution from shareholders	-	6,469,679
Short-term advances made to related parties	-	-
Short-term advances from related parties	-	-
Proceeds from issuance of ordinary shares through IPO, net	8,032,912	-
Proceeds from long-term debt	-	1,537,184
Net cash provided by (used in) financing activities	8,032,912	6,869,904

EFFECT OF EXCHANGE RATE ON CASH	(168,805)	(19,854)

(DECREASE) INCREASE IN CASH	(2,804,415)	4,486,522

CASH, beginning of year	4,809,040	322,518

CASH, end of year	$2,004,625	$4,809,040

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income tax	$240,508	$27,722
Cash paid for interest	$197,999	$-

NON-CASH TRANSACTIONS OF FINANCING ACTIVITIES
Fair value adjustment offsetting customer deposits with short-term invesements	$-	$713,568
Prepaid IPO costs to be net against IPO proceeds	$733,478	$-